September 4, 2013

Via EDGAR

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Morgan Youngwood, Staff Accountant Stephen Krikorian, Accounting Branch Chief

RE:

SHOPEYE, INC.

AMENDMENT NO. 1 TO FORM 10-K FOR THE FISCAL YEAR ENDED MAY 31, 2013

FILED AUGUST 19, 2013

FILE NO. 333-176098

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1

FILED AUGUST 19, 2013

FILE NO. 333-189481

Ms. Youngwood and Mr. Krikorian:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to ShopEye, Inc.(the “Company”) dated August 23, 2013 regarding the above-referenced Form 10-K for the fiscal year ended May 31, 2013 and the Registration Statement on Form S-1 (as amended)(the “Registration Statement”), both filed on August 19, 2013.

For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

On August 27, 2013, we filed a Form 8-K to disclose that our company changed auditors due to the revocation of Lake and Associates license with the PCAOB.  The Company has re-filed both the Form 10-K, amendment no. 1, for the fiscal year ended May 31, 2013 and the registration statement on Form S-1, amendment no. 2 with the completed re-audit of the Company’s financial statements by the new auditor.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at ecorpuz650@gmail.com or 650-339-1077.

Sincerely,

/s/ Ethelinda Corpuz

Ethelinda Corpuz

Chief Executive Officer

Enclosure